

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 13, 2017

<u>Via E-mail</u>
Paul Beldin
Executive Vice President and Chief Financial Officer
Apartment Investment and Management Company and AIMCO Properties, L.P.
4582 South Ulster Street, Suite 1100
Denver, CO 80237

> **Re: Apartment Investment and Management Company**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **Form 8-K**
> **Filed February 2, 2017**
> **File No. 1-13232**

Dear Mr. Beldin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Non-GAAP Measures, page 30</u>

<u>Economic Income, page 32</u>

1. We note your disclosure in footnote 1 and that you value your communities using a variety of methods including applying market-based capitalization rates to annualized community NOI, discounted future cash flows and contract price. Please disclose the key assumptions, inputs and the weighting of each method used compared to the total fair value presented. Also, disclose the number of properties valued under each methodology and the percentage of fair value that is calculated using such methodology. Finally, include within your revised disclosure the characteristics of the communities that would cause the company to choose one valuation method over another.

2. We note your disclosure in footnote 2. Please disclose the interest and markets rates used to value your debt as well as any additional key assumptions and inputs. Also, please clarify why the fair value of debt is not the same as the fair value disclosed in your quarterly report for the period ended September 30, 2016.

Form 8-K filed February 2, 2017

Exhibit 99.1

Leverage Ratio Definitions, page 37

3. We note your description of EBITDA and the related reconciliation on page 39. In future earnings releases, please revise your disclosure to identify this measure as Adjusted EBITDA.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate
& Commodities